SEC 1746 (11-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13D	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No.  2)*

RESTORATION HARDWARE, INC.

(Name of Issuer)

Common Stock, par value $0.0001

(Title of Class of Securities)

760981100

(CUSIP Number)

Mark J. Schwartz
Palladin Capital IX, LLC
1 Rockefeller Plaza, 10th Floor
New York, NY  10020
(212) 218-6810

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 16, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [     ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 760981100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Palladin Capital IX, LLC, a Delaware limited liability company (“Palladin”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Delaware limited liability company

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 0.00%

14.	Type of Reporting Person (See Instructions) OO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Palladin Capital Partners, LP, a Delaware limited partnership (“Palladin Partners”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Delaware limited partnership

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,355,540*

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 2,355,540*

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,355,540*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 7.84%

14.	Type of Reporting Person (See Instructions) PN

*              This amount includes the Shares which each reporting person is entitled to receive upon conversion of such person’s shares of Series A Preferred Stock which, as of May 21, 2003, were immediately convertible into Shares on a ratio of one share of Series A Preferred Stock to 502.0332346 shares of common stock, subject to certain antidilution adjustments as set forth in the Certificate of Designation for the Series A Preferred Stock.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). MS2 Partners, LLC, a Delaware limited liability company (“MS2”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Delaware limited liability company

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 10,041*

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 10,041*

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,041*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 0.03%

14.	Type of Reporting Person (See Instructions) OO

*              This amount includes the Shares which each reporting person is entitled to receive upon conversion of such person’s shares of Series A Preferred Stock which, as of May 21, 2003, were immediately convertible into Shares on a ratio of one share of Series A Preferred Stock to 502.0332346 shares of common stock, subject to certain antidilution adjustments as set forth in the Certificate of Designation for the Series A Preferred Stock.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Palladin Capital Group, Inc., a Delaware corporation (“PCG”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Delaware limited liability company

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 10,041*

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 10,041*

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,041*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 0.03%

14.	Type of Reporting Person (See Instructions) CO

*              This amount includes the Shares which each reporting person is entitled to receive upon conversion of such person’s shares of Series A Preferred Stock which, as of May 21, 2003, were immediately convertible into Shares on a ratio of one share of Series A Preferred Stock to 502.0332346 shares of common stock, subject to certain antidilution adjustments as set forth in the Certificate of Designation for the Series A Preferred Stock.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Mark J. Schwartz, an individual

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Delaware limited liability company

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 243,988*

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 243,988*

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 243,988*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 0.81%

14.	Type of Reporting Person (See Instructions) IN

*              This amount includes the Shares which each reporting person is entitled to receive upon conversion of such person’s shares of Series A Preferred Stock which, as of May 21, 2003, were immediately convertible into Shares on a ratio of one share of Series A Preferred Stock to 502.0332346 shares of common stock, subject to certain antidilution adjustments as set forth in the Certificate of Designation for the Series A Preferred Stock.

INTRODUCTION

This statement on Schedule 13D (the “Statement”) hereby amends the Schedule 13D filed on April 2, 2001 (the “Original 13D”) by Palladin Capital IX, LLC, a Delaware limited liability company (“Palladin”), as amended by Amendment No. 1 to the Original 13D filed on April 19, 2001, with respect to the beneficial ownership of shares of common stock, par value $.0001 per share (the “Shares”), of Restoration Hardware, Inc., a Delaware corporation (the “Issuer”).

Capitalized terms used and not defined herein have the meanings ascribed to such terms in the Schedule 13D.
The Items of Schedule 13D set forth below are hereby amended and supplemented as follows:

Item 2.	Identity and Background

This Amendment is being filed by Palladin Capital IX, LLC, a Delaware limited liability company (“Palladin”), Palladin Capital Partners, LP, a Delaware limited partnership (“Palladin Partners”), MS2 Partners, LLC, a Delaware limited liability company (“MS2”), Palladin Capital Group, Inc., a Delaware corporation (“PCG”) and Mark J. Schwartz, an individual (together with Palladin, Palladin Investments LLC, a Delaware limited liability company (“Palladin Investments”), Palladin Partners, MS2 and PCG, the “Palladin Entities”).

Paladin Investments is the managing member of Palladin and the general partner of Palladin Partners.  Mark J. Schwartz is the managing member of Palladin Investments and MS2, and the sole shareholder of PCG.  The address of each of the Palladin Entities is c/o Mark J. Schwartz, Palladin Capital Group, Inc., 1 Rockefeller Plaza, 10th floor, New York, NY 10020.  The primary business of the Palladin Entities is the acquisition, holding and disposition of investments in various companies for investment purposes.

During the last five years, none of the Palladin Entities has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

Item 4.	Purpose of Transaction
This Statement is being filed as a result of the distribution and transfer by Palladin of its shares of Series A Preferred Stock of the Issuer to the various members of Palladin.
The Palladin Entities intend to review their investment in Issuer on a continuing basis and may, at any time, consistent with the obligations of the Palladin Entities under the Act, determine to increase or decrease their ownership of Issuer Common Stock through purchases or sales of such Issuer securities in the open market or in privately negotiated transactions.  The review of their investment in Issuer by the Palladin Entities will depend on various factors, including Issuer’s business prospects, other developments concerning Issuer, general economic conditions and stock market conditions, and any other facts and circumstances which may become known to the Palladin Entities regarding their investment in Issuer.

The Palladin Entities have no present plans or proposals which relate to or would result in (i) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Issuer or any of its subsidiaries, (ii) a sale or transfer of a material amount of assets of Issuer or any of its subsidiaries, (iii) any change in the board of directors or management of Issuer or any of its subsidiaries, (iv) any material change in the present capitalization or dividend policy of Issuer, (v) any other material change in Issuer’s business or corporate structure; (vi) changes in Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of Issuer by any person, (vii) causing a class of securities of Issuer to be delisted from a national securities exchange or cease to be quoted in an inter-dealer quotation system of a registered national securities association, (viii) a class of equity securities of Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act, or (ix) any action similar to any of those described above.

Item 5.	Interest in Securities of the Issuer

(a)  Of the shares reflected in the Original 13D filing, as amended, the 3,340 shares of Series B Preferred Stock held by Palladin were converted into 3,340 shares of Series A Preferred Stock on July 11, 2001 upon receipt of requisite shareholder approval.  Upon such conversion, Palladin held 6,150 shares of Series A Preferred Stock.

Effective as of June 16, 2003, Palladin distributed to its members, all of its 6,150 shares of Series A Preferred Stock.  Of such distributed shares of Series A Preferred Stock, 4,692 were transferred to Palladin Partners, 486 were transferred to Mark J. Schwartz, 20 were transferred to each of MS2 and PCG, and the remaining 932 were transferred to members that are not affiliated with Palladin.

Shares of Series A Preferred Stock, as of May 31, 2003, were immediately convertible into Shares on a ratio of one share of Series A Preferred Stock to 502.0332346 shares of common stock, subject to certain antidilution adjustments as set forth in the Certificate of Designation for the Series A Preferred Stock.  The revised beneficial ownership percentages for the Palladin Entities are reflected on the cover pages of this filing.  The percentages are based on the 30,054,567 Shares outstanding on April 25, 2003 as reported in the Issuer’s Annual Report on Form 10-K for the fiscal year ended February 1, 2003.

(b)  As a result of Palladin’s distribution to its members, Palladin Partners has sole voting power and sole dispositive power over 2,355,540 Shares that are immediately convertible from its 4,692 shares of Series A Preferred Stock, Mark J. Schwartz has sole voting power and sole dispositive power over 243,988 Shares that are immediately convertible from his 486 shares of Series A Preferred Stock, MS2 has sole voting power and sole dispositive power over 10,041 Shares that are immediately convertible from its 20 shares of Series A Preferred Stock that Palladin transferred to MS2, and PCG has sole voting power and sole dispositive power over 10,041 Shares that are immediately convertible from its 20 shares of Series A Preferred Stock that Palladin transferred to PCG.

(c)  Except as set forth above, none of the Palladin Entities has, nor to the knowledge of the Palladin Entities, has any of its executive officers, directors or controlling persons named in Item 2, effected any transactions in the Issuer’s Common Stock during the past 60 days.

(d) Each of the Palladin Entities has the sole right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares owned by such Palladin Entity.
(e) Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:	June 18, 2003	PALLADIN CAPITAL IX, LLC

		By:	PALLADIN INVESTMENTS LLC
		Its:	MANAGING MEMBER

		By:	/s/ Mark J. Schwartz
		Name:	MARK J. SCHWARTZ
		Its:	MANAGING MEMBER

Dated:	June 18, 2003	PALLADIN PARTNERS, LP

		By:	PALLADIN INVESTMENTS LLC
		Its:	GENERAL PARTNER

		By:	/s/ Mark J. Schwartz
		Name:	MARK J. SCHWARTZ
		Its:	MANAGING MEMBER

Dated:	June 18, 2003	MS2 PARTNERS, LLC

		By:	/s/ Mark J. Schwartz
		Name:	MARK J. SCHWARTZ
		Its:	MANAGING MEMBER

Dated:	June 18, 2003	PALLADIN CAPITAL GROUP, INC.

		By:	/s/ Mark J. Schwartz
		Name:	MARK J. SCHWARTZ
		Its:	SOLE SHAREHOLDER

Dated:	June 18, 2003	/s/ Mark J. Schwartz
MARK J. SCHWARTZ